SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the first quarter ended March 31, 2001

STOCKSCAPE.COM TECHNOLOGIES INC.

_____________________________________________________________________________________

(Exact name of registrant as specified in its charter)

Suite #407  325 Howe Street, Vancouver, B.C. V6C 1Z7

(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ü Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No ü

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unless otherwise indicated, all references to "dollars" and "$" are to Candian dollars.

FORM 51-901F

(Previously Form 61)

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A

Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2001
Date of Report:	June 22, 2001

Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC.
Issuer's Address:	Suite #407 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer's Fax Number:	604-681-4170
Issuer's Phone Number:	604-687-0619
Issuer's Web Site Address	www.stockscape.com
Contact Person:	Karyn Bachert
Contact's Position:	Corporate Secretary
Contact Telephone Number:	604-687-0619

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Andrew F. B. Milligan	"Andrew Milligan"	June 22, 2001
Name of Director	Signed (typed)	Date Signed

Barry F. Duggan	"Barry Duggan"	June 22, 2001
Name of Director	Signed (typed)	Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2001 and 2000

and YEAR ENDED DECEMBER 31, 2000

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets

(Expressed in Canadian Dollars unless otherwise stated)

March 31 2001	December 31 2000
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 1,112,865	$ 2,814,934
Short-term investments	3,269,304	2,093,588
Marketable securities	264,906	312,981
Accounts receivable	364,045	160,526
Prepaid expenses and deposits	251,485	213,145
	5,262,605	5,595,174

LONG-TERM INVESTMENTS (Note 4)	2,018,750	2,018,750

FIXED ASSETS (Note 5)	567,041	606,298

RESOURCE PROPERTY (Note 6)	-	1

INTANGIBLE ASSETS (Note 5)	7,402	8,362
	$ 7,855,798	$ 8,228,585

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 660,040	$ 352,320
Unearned revenue	100,833	114,244
760,873	466,564

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)	12,016,932	12,016,932

DEFICIT	(4,922,007)	(4,057,349)
7,094,925	7,959,583

$ 7,855,798	$ 8,228,585

Approved by the Board of Directors

"Barry F. Duggan"	"Andrew F. B. Milligan"
Barry F. Duggan	Andrew F. B. Milligan
Director	Director

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

For the Three Months Ending March 31

(Expressed in Canadian Dollars unless otherwise stated)

	2001	2000
REVENUE
Web-site sales and service	$ 264,521	$ 204,988
Investor on-line services	720,938	363,108
Interest	42,554	79,441
	1,028,013	647,537

OPERATING EXPENSES
Accounting and legal fees	47,760	14,549
Advertising and promotion	18,913	5,055
Annual report and AGM costs	-	-
Cost of sales	692,990	527,172
Depreciation	49,505	37,415
Foreign exchange gain	(1,958)	(2,119)
Investor and shareholder relations	14,347	85,734
Listing and transfer fees	3,510	7,922
Management and administration fees	223,027	134,713
Office and miscellaneous	88,570	56,589
Rent	22,629	12,560
Salaries, wages and benefits	473,844	77,298
Travel	39,677	2,436
Loss on disposal of resource property	20,984	-
Loss (Gain) on sale of marketable securities	1,310	(309,603)
1,695,108	649,721

LOSS FOR THE PERIOD	667,095	2,184

DEFICIT, BEGINNING OF YEAR	4,254,912	1,794,619

DEFICIT, END OF PERIOD	$ 4,922,007	$ 1,796,803

LOSS PER SHARE	$ 0.03	$ 0.00

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

For the Three Months Ending March 31

(Expressed in Canadian Dollars unless otherwise stated)

CASH PROVIDED BY (USED FOR)	2001	2000

OPERATIONS

Net loss for the period	$ (667,095)	$ (2,184)
Items not involving cash
Depreciation	49,505	37,415
Loss (Gain) on sale of marketable securities	1,310	(309,603)
Loss on disposal of resource property	20,984	-

Changes in non-cash working capital items
Account receivable	(203,519)	(108,790)
Prepaid expenses and deposits	(38,340)	(20,457)
Accounts payable and accrued liabilities	307,719	28,217
Unearned revenue	(13,411)	59,573
(542,847)	(315,829)
INVESTING

Proceeds on sale of marketable securities	46,765	654,221
Proceeds from sale of resource property	125,928	-
Resource property reclamation costs	(146,911)	-
Purchase of short-term investments	(1,175,716)	(71,528)
Purchase of capital assets	(9,288)	(69,876)
Purchase of intangible assets	-	(317)
(1,159,222)	512,500
FINANCING

Proceeds on exercise of options	-	181,250

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,702,069)	377,921

CASH AND CASH EQUIVALENTS, Beginning of Year	2,814,934	947,369

CASH AND CASH EQUIVALENTS, End of Period	$ 1,112,865	$ 1,325,290

Stockscape.com Technologies Inc.

For the Quarters Ended March 31, 2001 and 2000 and the year ended December 31, 2000

(Expressed in Canadian Dollars unless otherwise stated.)

1. NATURE OF OPERATIONS

During 1999, Stockscape.com Technologies Inc., ("Stockscape" or the "Company"; formerly Cornucopia Resources Ltd.), completed a reorganization and change of principal activity from that of exploration and development of mineral properties to that of providing investment information and services through an internet provider. In March 1999, the Company sold its sole remaining active resource property. Effective July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd., ("Stockscape Canada"), a privately-held internet research company which maintains an internet portal for investors at www.stockscape.com which has been in operation since October 1996, (note 3). Effective July 9, 1999 Cornucopia Resources Ltd. changed its name to Stockscape.com Technologies Inc. on completion of the business combination with Stockscape Canada.

2. SIGNIFICANT ACCOUTNTING PRINCIPLES

(1. Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

(2. Revenue Recognition

(i) Revenues from services provided including web-site creation and maintenance, digital dispatches, and newsletter subscriptions are recognized as the services are provided.

(ii) Revenues from investor awareness programs are recognized as the services are provided.

(iii) Unearned revenue arises from cash received in advance of services provided and is recorded as revenue when the services are provided.

(3. Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from date of purchase.

(4. Short-term investments

Short-term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from date of purchase.

(5. Investments

The Company's investments, which include items classified on the consolidated balance sheet as marketable securities and long-term investments, represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

(6. Translation of Foreign Currencies

The Company's functional and reporting currency is the Canadian Dollar. The Company's United States operations conducted during the year are considered to be integrated operations for purposes of foreign currency translation. Amounts states in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the rate in effect on the date of the transaction. Revenues and expenses are translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency transactions are reported in income as they occur.

Stockscape.com Technologies Inc.

For the Quarters Ended March 31, 2001 and 2000 and the year ended December 31, 2000

(Expressed in Canadian Dollars unless otherwise stated.)

2. SIGNIFICANT ACCOUTNTING PRINCIPLES, (Continued)

(7. Fixed and Intangible Assets

Capital and other fixed assets are stated at cost less accumulated Depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following annual rates:

Computer Equipment	30%
Office Equipment and Furniture	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their respective lease term.

(iv) Trademarks and other organization costs are depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(8. Share Capital

The Company records proceeds from the issuance of common shares net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in note 8(c). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(9. Financial Instruments

The carrying value of cash, short-term investments, marketable securities, accounts receivable, long-term investments and accounts payable and accrued liabilities approximate fair values due to their short-term nature. The fair value of long-term investments is disclosed in Note 4.

(10. Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(11. Loss Per Share

The loss per share is computed using the weighted average number of common shares outstanding during the reporting period. Fully diluted loss per share is not presented as the effect on basic loss per share would be anti-dilutive.

(12. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

Stockscape.com Technologies Inc.

For the Quarters Ended March 31, 2001 and 2000 and the year ended December 31, 2000

(Expressed in Canadian Dollars unless otherwise stated.)

3. LONG-TERM INVESTMENTS

In June 1999, the Company completed the sale of a subsidiary to Great Basin Gold Ltd., ("Great Basin"). The consideration received for this sale was 2,750,000 common shares and 250,000 share purchase warrants of Great Basin Gold Ltd. which were exercisable at $2.00 per share for a period of one year from June 30, 1999. As part of the sales agreement there are material restrictions on the rights attached to these shares as follows:

(i) The Company is entitled to sell, without restriction, up to 25,000 of the Great Basin shares in any 30 calendar day period or to carry over any or all of that number of shares to the next 30 calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last 30 days of a 120 calendar day period.

(ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any 30 calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares by private sale or on the market for a period of 45 days.

(iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 (fully-diluted) held from time to time by the Company at a price based on the 5 day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

(iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and will be given representation on the board of directors of Great Basin.

(v) The Company will have the right to participate in future financings of Great Basin in order to maintain its equity interest if so desired.

During the year ended December 31, 2000 the Company recognized an impairment in value of the Great Basin common shares and recognized a loss of $298,415 during the year. As a result, the carrying value of the long-term investment approximates market value at December 31, 2000. During the quarter ended March 31, 2001 a total of 50,000 common shares were sold.

4. CAPITAL AND INTANGIBLE ASSETS

Capital assets	Cost	Accumulated Depreciation	March 2001	Dec. 31, 2000
Net Book Value
Computer equipment	$ 751,171	$ (253,434)	$ 497,737	$ 529,385
Computer software	103,695	(97,522)	6,173	8,231
Office equipment	45,998	(9,525)	36,473	37,319
Leasehold improvements	52,863	(26,205)	26,658	31,363
	$ 944,439	$ (338,141)	$ 567,041	$ 606,298

Intangible assets	Cost	Accumulated Depreciation	March 2001	Dec. 31, 2000
Net Book Value
Trademarks	$ 16,016	$ (9,557)	$ 6,459	$ 7,357
Organization costs	1,257	(314)	943	1,005
	$ 17,273	$ (9,871)	$ 7,402	$ 8,362

Stockscape.com Technologies Inc.

For the Quarters Ended March 31, 2001 and 2000 and the year ended December 31, 2000

(Expressed in Canadian Dollars unless otherwise stated.)

5. RESOURCE PROPERTY

During the quarter ended March 31, 2001, the Company sold its sole remaining resource property in Southeastern Alaska for gross proceeds of approximately $125,928 ($82,500 USD). The Company also completed a reclamation program on the property as a condition of its sale and believes it has met all reclamation obligations with respect to this property and retains no residual interests or obligations. The total of the reclamation and other costs associated with the sale of the property was approximately $146,191.

6. SHARE CAPITAL

Authorized

100,000,000 Preferred Shares without par value, with rights to be determined upon issue

200,000,000 Common Shares without par value

Balance as at December 31, 1999	25,919,683	$ 11,798,182

Issued for cash on exercise of Stock Options	437,500	218,750
Balance as at December 31, 2000 and March 31, 2001	26,357,183	$ 12,016,932

(a) Stock Options

The Company has adopted a stock option plan that allows it to grant options to its officers, directors, employees and consultants. The exercise price of each option is determined by the board of directors, but may not be less than the market price on the date on which the option is granted. The number of share options granted is determined by the board of directors with the aggregate number of share options granted to any individual not to exceed 5% of the issued and outstanding common shares of the Company. Options have a maximum term of five years and terminate thirty days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. The vesting period of options is determined at the time of granting at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

	Number of Shares	Weighted-Average Exercise Price

Outstanding at December 31, 1999	1,022,500	$ 0.56
Granted during the year	1,315,000	0.75
Expired/ Cancelled during the year	(125,000)	0.75
Exercised	(437,500)	0.50

Outstanding at December 31, 2000	1,775,000	0.69
Expired/ Cancelled during the quarter	(130,000)	0.75

Outstanding at March 31, 2001	1,645,000	$ 0.68

(b) Share Purchase Warrants

Number	Exercise Price	Expiry Date

175,000	$ 2.00	December 31, 2001
400,000	$ 0.50	July 12, 2004

Stockscape.com Technologies Inc.

For the Quarters Ended March 31, 2001 and 2000 and the year ended December 31, 2000

(Expressed in Canadian Dollars unless otherwise stated.)

(c) Escrowed Shares

The 10,000,000 post-consolidated common shares issued in exchange for the common shares of Stockscape Canada have been placed in escrow and are not subject to release so long as trading restrictions exist under U.S. Securities laws.

7. SEGMENTED INFORMATION

The Company operates in a single industry segment, this being the sale and dissemination of investment information, products and related services. At December 31, 2000 all of the Company's material assets were held in Canada.

8. CONTINGENCY

During 2000, the Company received notice that United States Fidelity and Guaranty Company, ("USF&G"), is seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc., ("MRRI").

MRRI was sold by Stockscape to Vista Gold Corp., ("Vista") on October 21, 1998, under the terms of an agreement whereby Vista Gold Corp. assumed the benefit and burden of all obligations with respect to MRRI, including agreements with USF&G. The motion for Preliminary Injunction seeks to compel the Defendants, including Vista as well as Stockscape's subsidiaries to post an amount of $793,583 US as additional collateral with respect to reclamation of the MRRI mine site. The outcome of this contingency is not determinable at this time. Obligations of the Company with respect to this claim, if any, will be recognized when determinable.

FORM 51-901F

(Previously Form 61)

QUARTERLY REPORT

Incorporated as part of:	Schedule A
Incorporated as part of:	X	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2001
Date of Report:	June 22, 2001

Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC.
Issuer's Address:	Suite #407 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer's Fax Number:	604-681-4170
Issuer's Phone Number:	604-687-0619
Issuer's Web Site Address:	www.stockscape.com
Contact Person:	Karyn Bachert
Contact's Position:	Corporate Secretary
Contact Telephone Number:	604-687-3520

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Andrew F. B. Milligan	"Andrew Milligan"	June 22, 2001
Name of Director	Signed (typed)	Date Signed

Barry F. Duggan	"Barry Duggan"	June 22, 2001
Name of Director	Signed (typed)	Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.	Schedule B

Supplemental Information

For the Quarter Ended March 31, 2001

i. For the current fiscal year to date:

General and Administrative Expenses - Please see Schedule A

Items over 20% of total operating expenditures:

The cost of sales amount of $692,990 is comprised of all direct costs associated with the corresponding revenue amounts reported during the quarter ended March 31, 2001. Salaries, wages and benefits of $473,844 consists of all employee salaries and benefits paid during the quarter ending March 31, 2001 which are not considered a direct cost of sales . In the previous comparative period for 1999 a portion of these costs were allocated to the cost of sales account.
Expenditures to non-arms length parties	$ 80,224

2. For the quarter under review:

(a) There were no securities issued during the quarter.

(b) There were no stock options issued or exercised during the quarter.

(c) A total of 180,000 stock options priced at $0.50 USD and 25,000 at $0.50 CDN expired during the quarter.

3. As at the end of the quarter:

(a) Authorized Share Capital:

200,000,000 common shares without a par value of which 26,357,183 shares were issued and outstanding as at March 31, 2001.

100,000,000 preferred shares without par value of which none have been issued.

STOCKSCAPE.COM TECHNOLOGIES INC.	Schedule B

Supplemental Information

For the Quarter Ended March 31, 2001

3. As at the end of the quarter, Continued:

(b) Incentive Stock Options outstanding:

Number of Shares	Granted To	Exercise Price	Expiry Date

400,000	Directors	$ 0.50 CDN	July 12, 2004
400,000	Directors	$ 0.50 USD	January 9, 2005
5,000	Officer	$ 0.50 CDN	July 12, 2004
100,000	Officers	$ 0.50 USD	January 9, 2005
20,000	Employees	$ 0.50 CDN	July 12, 2004
45,000	Employees	$ 0.50 USD	November 30, 2004
50,000	Employees	$ 0.50 USD	January 9, 2005
42,500	Employees	$ 0.50 USD	April 4, 2005
300,000	Director	$ 0.50 USD	April 16, 2005
72,500	Employees	$ 0.50 USD	July 5, 2005
60,000	Employees	$ 0.50 USD	November 19, 2003
75,000	Employee	$ 0.50 USD	December 31, 2001
1,570,000

At March 31, 2001 there were a total of 1,316,250 exercisable options.

Warrants outstanding:

Number of Shares	Exercise Price	Expiry Date

175,000	$ 2.00 CDN	December 31, 2001
400,000	$ 0.50 CDN	June 30, 2002

575,000

(c) Total number of shares held in escrow: 10,000,000 common shares for a minimum of two years to July 9, 2001.

(d) Directors of the Company: Andrew F. B. Milligan

Sargent H. Berner

A. Murray Sinclair

John J. Brown

Barry F. Duggan

Officers of the Company: Barry F. Duggan President & CEO

Andrew F. B. Milligan Chairman of the Board

John J. Brown CFO

Mark T. Brown Treasurer

Karyn E. Bachert Corporate Secretary

Report to the Shareholders:

The first quarter ended March 31, 2001 covers the consolidated operations of Stockscape.com Technologies Inc. Sales for the first quarter of $1,028,013, compared with $647,537 for the corresponding three months in 2000, represents an increase of 58%. Cost of sales increased to $692,990 compared with $527,172, representing a 31% increase over the prior year's first quarter. General and Administrative expenses increased 132% over the prior year to $1,000,808, as the Company readied itself for anticipated revenue growth from new products such as video streaming and on-line trading. The Consolidated Balance Sheet remains strong with net assets of $7,855,798.

On June 4, 2001, the Company announced that it was seeking a buyer for its wholly-owned operating subsidiary, Stockscape.com Technologies (Canada) Ltd., ("Stockscape Canada"). Your Board of Directors decided that the ongoing development costs of operating the subsidiary company are eroding the Company's strong cash position and that it is necessary to divest itself of Stockscape Canada in order to maintain the Company's healthy financial position and thus be in a position to develop new opportunities and enhance shareholder value.

Stockscape Canada has an established web portal at www.stockscape.com which offers interactive investment information, financial news, portfolio tracking and analytical tools, featured small-cap companies and broadcast quality Streaming21 video interviews. Also featured is Newstand Xpress, a virtual newsstand providing access to some of North America's most influential financial newsletter writers.

Over the next month, the Company will be reviewing several options for maximizing shareholder value through the judicious deployment of its remaining cash and investment portfolio of approximately CDN $6 Million. Any new developments arising over the coming month will be communicated to our shareholders by newswire.

Barry F. Duggan

President and CEO

June 22, 2001